

December 14, 2010

Robert Weinstein
Chief Financial Officer
Green Energy Management Services Holdings, Inc.
381 Teaneck Road
Teaneck, NJ 07666

**Re: Green Energy Management Services Holdings, Inc.
            Amendment to Registration Statement on Form S-11
            Filed November 24, 2010
            File No. 333-169496**

Dear Mr. Weinstein:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our History, page 5

1.   We note your revised disclosure in response to comment 3 of our letter dated November 17, 2010. You state on page 6 that, prior to the reverse split, the company had 100,000,000 authorized shares of common stock, of which 96,305,617 shares were issued and outstanding. This would leave 3,694,383 common shares available for issuance. However, you state that 456, 607 shares were available for issuance. Please revise to reconcile or explain.

2.   We note your response to comment 4 of our letter dated November 17, 2010; however, we are unable to locate your revised disclosure. Please point us to the disclosure.

3.   We note your disclosure that you may be required to pay liquidated damages in the event that the registration statement is not declared effective by the SEC within certain time periods. Please disclose if you have begun to incur such damages and quantify the amount of damages.

Liquidity and Capital Resources, page 23

4.   We note your response to comment 11 from our comment letter dated November 17, 2010, and your related revised disclosure. Please disclose the "certain obligations" that are funded using credit card financing. In addition, please disclose the material terms of this financing, including your interest rate and credit limit.

5.   In the last paragraph on page 23, please expand your disclosure to discuss the timing of your receipt of $800,000 under the Riverbay contract. Please expand your disclosure to describe the material conditions, approvals and milestones that must be achieved for you to receive the $800,000 payment under this contract.

6.   In the first paragraph on page 24, you state that you received $1.1 million in net proceeds from your July and August private placements. However, you state on page 56 that you received $1,150,000 ($1,050,000, plus $100,000) in proceeds. Please revise to reconcile. If underwriting commissions were paid in conjunction with these private placements, please disclose them on page 56. Refer to Item 701(b) of Regulation S-K.

7.   In the first paragraph on page 24, you state that you expect your existing resources, including proceeds from private placements, to satisfy your working capital requirements "for at least the next twelve months." However, on page 19, you state that you expect your funds on hand to sustain your current operations for only six to twelve months. Please revise to reconcile or explain.

Business, page 27

Overview, page 27

8.   We note your revised disclosure on page 27 in response to comments 18 and 19 of our letter dated November 17, 2010. We note that you base your fees on beta testing at the respective sites, but it is still unclear how the beta test results dictate the fees. Please explain to clarify how these fees are derived. For example, are these fees set at a fixed percentage of the anticipated cost-savings for each customer?

Patents and Trademarks, page 30

9.   In the first paragraph of this section, state the amount of the consulting fee to be paid to Bocos.

10.   In the second paragraph of this section, please identify the "existing stockholder" and include this information in the related party transaction section, if appropriate. Please also provide more detail surrounding the ability of Green RG to earn the additional 30 million shares and explain how this transaction would not result in the issuance of additional shares. If this transaction, should it come to fruition, would result in another capital call on Ice Nine, please state as such.

Notes to Consolidated Financial Statements (unaudited), page F-6

11.   Please revise to include a footnote for your summary of significant accounting policies.

Item 15. Recent Sales of Unregistered Securities, page 56

12.   In the second paragraph of this section, please disclose the date of sale, any consideration received by the company, the number of persons who received the shares, and identify the "certain employees." Please refer to Item 701 of Regulation S-K.

13.   In the last paragraph of this section, please confirm whether the "Investors" you refer to are the same "Investors" you discuss in paragraph three with respect to the July and August private placements. Please identify these persons in accordance with Item 701(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Benjamin S. Reichel, Esq.
       Sichenzia Ross Friedman Ference LLP
       (212) 930-9725